[redacted]

09058078

SECU ... SSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8- 67460

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-08 (MM/DD/YY) AND ENDING 12-31-08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FSI Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 East 52nd Street
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John J. Penote (513)362-3232
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

312 Walnut Street, Suite 3000	Cincinnati	Ohio	45202
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 3 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB
3/18

"CONFIDENTIAL - DO NOT PUBLISH"

OATH OR AFFIRMATION

I, John J. Penote, swear (or affirm) that to the best of my knowledge and belief the accompanying financial statements and additional financial information pertaining to the firm of FSI Securities, LLC as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

GALADRIEL TIPPENS
Notary Public, State of Ohio
My Commission Expires 10-13-2013

Signature [signature]

CFO
Title

[signature]
Notary Public

This report contains: (check all applicable boxes)

(xx) (a) Facing Page
(xx) (b) Statement of Financial Condition
(xx) (c) Statement of Operations
(xx) (d) Statement of Cash Flows
(xx) (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital
( ) (f) Statement of Changes in Liabilities Subordinated to claims of Creditors
Additional financial information:
(xx) (g) Computation of Net Capital
(xx) (h) Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
(xx) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(xx) (l) An Oath or Affirmation
( ) (m) A copy of the SIPC Supplemental Report
( ) (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
(xx) (o) Independent Accountant's Report on Internal Control

FSI Securities, LLC

Accountants' Report and Statement of Financial Condition

December 31, 2008

BKD LLP
CPAs & Advisors

312 Walnut Street, Suite 3000
Cincinnati, OH 45202-4025
513.621.8300 Fax 513.621.8345 www.bkd.com

Independent Accountants' Report

Board of Directors
FSI Securities, LLC
New York, New York

We have audited the accompanying statement of financial condition of FSI Securities, LLC as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of FSI Securities, LLC as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

BKD, LLP

Cincinnati, Ohio
February 20, 2009

FSI Securities, LLC
Statement of Financial Condition
December 31, 2008

Assets

Cash	$ 115,540
Cash in trust account	981,893
Accounts receivable	25,000
Total assets	$ 1,122,433

Liabilities and Member's Equity

Liabilities	
Accounts payable and accrued liabilities	$ 185,424
Total liabilities	185,424
Member's Equity	
Contributed capital	332,974
Retained earnings	604,035
Total member's equity	937,009
Total liaibilites and member's equity	$ 1,122,433

FSI Securities, LLC
Notes to Financial Statements
December 31, 2008

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

FSI Securities, LLC (FSI Securities) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Commissions are recorded on a trade-date basis as securities transactions occur.

Income Taxes

The Company's member has elected to have the Company's income taxed as a partnership under provisions of the Internal Revenue Code and a similar section of the state income tax law. Therefore, taxable income or loss is reported to the member for inclusion in their respective tax returns and no provision for federal and state income taxes is included in these statements.

Uncertain Tax Positions

In accordance with Financial Accounting Standards Board (FASB) Staff Position No. FIN 48-3, the Company has elected to defer the effective date of FASB Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes*. The Company has continued to account for any uncertain tax positions in accordance with literature that was authoritative immediately prior to the effective date of FIN 48, such as FASB Statement No. 109, *Accounting for Income Taxes*, and FASB Statement No. 5, *Accounting for Contingencies*.

Note 2: Related Party Transactions

FSI Securities is a wholly-owned subsidiary of FSI Capital Holdings, LLC (FSI Capital). FSI Securities has entered into a facilities and services agreement with FSI Capital whereby FSI Capital, through its affiliates, provides office space and equipment, administrative and technological support, executive personnel and other general and administrative expenses for a flat fee of $180,000 per quarter. Accounts payable at December 31, 2008 includes $180,000 payable to FSI Capital.

Note 3: Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008 the Company had net capital of $912,009 which exceeded the minimum required amount by $899,648; and the Company's ratio of aggregate indebtedness to net capital was 0.20 to 1.

Note 4: Significant Estimates and Concentrations

Current Economic Conditions

The current economic environment presents financial institutions with unprecedented circumstances and challenges which in some cases have resulted in large declines in the fair values of investments and other assets, constraints on liquidity and significant credit quality problems, including severe volatility in the valuation investments and underlying assets. The financial statements have been prepared using values and information currently available to the Company.

Given the volatility of current economic conditions, the financial results of the Company could be impacted in the future.